Dolphin Entertainment, Inc.

2151 Le Jeune Road, Suite 150-Mezzanine

Coral Gables, FL 33134

February 8, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:

Joshua Shainess, Attorney-Adviser

Re:

Dolphin Entertainment, Inc.

Registration Statement on Form S-3

Filed February 2, 2018

File No. 333-222847

Dear Mr. Shainess:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dolphin Entertainment, Inc. hereby requests acceleration of the effective date of the above-referenced registration statement so that it may become effective at 5:00 p.m., Eastern Standard Time on February 12, 2018, or as soon as practicable thereafter.

Very truly yours,

Dolphin Entertainment, Inc.

By:	/s/ William O’Dowd, IV
Name:	William O’Dowd, IV
Title:	Chairman, President and Chief Executive Officer

cc:

Drew M. Altman, Esq.

Greenberg Traurig, P.A.